

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2023

Ofer Naveh
Chief Financial Officer
Rail Vision Ltd.
15 Ha'Tidhar St.
Ra'anana, 4366517
Israel

> **Re: Rail Vision Ltd.**
> **Registration Statement on Form F-3**
> **Filed April 3, 2023**
> **File No. 333-271068**

Dear Ofer Naveh:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eranga Dias at 202-551-8107 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing